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                                      FORM 12b-25

                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                      (CHECK ONE):

    /X/Form 10-K and Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR For Period Ended: June 30, 1997


    / / Transition Report on Form 10-K    / / Transition Report on Form 10-Q
    / / Transition Report on Form 20-F    / / Transition Report on Form N-SAR
    / / Transition Report on Form 11-K


    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant                 POWER DESIGNS, INC.

Address of principal                    14 COMMERCE DRIVE
  executive office                      DANBURY, CT 06810


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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)  The accountant's statement or other exhibit required by Rule
12b-25 (c) has been attached if applicable.

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                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The reporting complexities inherent in the October 1996 acquisition of the assets of two divisions of Penril DataComm Networks, Inc. rendered the timely filing of reports on Forms 10-QSB and 10-K impracticable during the prescribed time period.

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                          PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

ANTHONY F. INTINO II                     (203) 748-7001
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                  (Name)                  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                / / Yes  /X/ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see attachment.


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     Primarily as a result of the October 11, 1996 acquisition of the assets of two divisions of Penril DataComm Networks, Inc., net losses increased from approximately $0.6 million in Fiscal 1995 to approximately $4.5 million for Fiscal 1996. These losses stemmed in part from delays attributable to the Registrant's efforts to investigate and resolve certain technical and production issues associated with products acquired pursuant to the above-referenced acquisition. In Fiscal 1996 sales were approximately $3.7 million as compared to approximately $0.6 million in Fiscal 1995, primarily due to the addition of two older core product lines and developing demand for the Registrant's new products.


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                                        SIGNATURE

     Power Deisigns, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 30, 1997                      By: /s/ Fred G. Basso
                                                 -------------------------------
                                              Name:  Fred G. Basso
                                              Title: President

                                              By: /s/ Anthony F. Intino II
                                                 -------------------------------
                                              Name:  Anthony F. Intino II
                                              Title: Chief Financial Officer
                                                     (Chief Accounting Officer)


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